FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2020

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY-HELD COMPANY

Corporate Tax ID (CNPJ/MF): 47.508.411/0001-56

Company Registry (NIRE): 35.300.089.901

MATERIAL FACT

Companhia Brasileira de Distribuição (“GPA”), pursuant to Law No. 6,404/76 and CVM Instruction Nº 358/02 and in continuity with the Material Facts disclosed on March 5, 2020, May 29, 2020, June 29, 2020 and July 22, 2020, hereby informs its shareholders and the market that on this date, it concluded the sale of the last 11 properties (“fourth tranche”), which are the object of the “Private Commitment for the Purchase and Sale of Properties and the Establishment of Real Surface Rights” entered into with TRX Real Estate Fundo de Investimento Imobiliário and TRX Real Estate II Fundo de Investimento Imobiliário (“TRX funds”), managed by TRX Gestora de Recursos LTDA. (“Contract”).

This fourth tranche involved the payment of R$ 233,646,025.49, and consisted of 9 Pão de Açúcar stores and 2 Mercado Extra stores. (“Properties”).

Among the 43 properties envisaged in the contract, GPA has thus concluded the sale of 39 properties, 5 in the first tranche (May 29, 2020), 7 in the second tranche (June 29, 2020), 16 in the third tranche (22 July, 2020) and 11 in the fourth tranche (28 August, 2020). Four properties were excluded from the transaction, whose values were not relevant for the total transaction.

Thus, GPA successfully completed the process of selling properties to the TRX Funds, according to the global transaction communicated to the market through the Material Fact released on March 5, 2020, totaling 39 properties sold in the sale and leaseback modality, for one total amount of R$ 1,183,347,566.44.

These sales aim to contribute to the reduction of the Company's leverage, as well as to finance it as opportunities for profitable growth, with emphasis on the expansion plan of the Assaí.

GPA will keep the market and its shareholders informed of further developments in this regard.

São Paulo, August 31, 2020.

Christophe José Hidalgo

Chief Financial and Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: August 31, 2020	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Christophe José Hidalgo Name: Christophe José Hidalgo Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.